For Immediate Release: NR 11 - 12

DRILLING RECOMMENCES AT EXETER'S CASPICHE PROJECT PRE-FEASIBILITY STUDY UPDATE

Vancouver, B.C., November 8, 2011 – Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt: EXB – "Exeter" or the "Company") is pleased to report that drilling has recommenced at its 100% owned Caspiche project in northern Chile.

Initial drilling will collect more detailed geotechnical data and core material for advanced metallurgical evaluation programs for a potential extension to the current engineering program. As part of the Oxide Project development program, Schlumberger Water Services has been selected to undertake hydrological studies and Knight Piésold to perform geotechnical investigations. In addition, Knight Piésold's scope of work will include geotechnical investigations for siting major construction components of the Sulphide Project. Separately, Arcadis Chile is completing environmental and community impact studies for the Oxide Project as part of the Environmental Impact Assessment permitting process. Arcadis will also advance environmental baseline studies for the full project.

Following initial drilling for engineering study purposes, drilling will focus on testing new porphyry targets in close proximity to Caspiche. This program will allow the Company to follow up on encouraging hydrothermal alteration associated with porphyry mineralization intersected late last season on the adjacent Sideral project held under option from Xstrata. Target definition will be assisted by deep penetrating geophysical surveys using equipment which was unavailable last season.

Drilling at Exeter's recently granted water exploration licenses (see news release dated September 13, 2011) is scheduled to begin in December. A new field camp is currently being installed to facilitate the program.

The Company's landmark Pre-feasibility study on the combined Caspiche Oxide-Sulfide Deposit is entering its final stage. Three mining scenarios are under consideration: a Super Pit Option, a Hybrid Open Pit – Underground Option and a Full Underground Option (see news release dated November 22, 2010).

The Super Pit and Hybrid Options incorporate In-Pit and Ex-Pit Crushing and Conveying of waste rock (IPCC and EPCC) respectively (see news release dated July 26, 2011). The recently completed IPCC Pre-feasibility level study was undertaken in conjunction with Sandvik Mining and Construction. The study confirmed significant benefits that include a reduction in the cost of waste handling, a smaller truck fleet and fewer personnel.

With the Pre-feasibility study nearing completion, the Company has engaged select international consultants to review and comment on the study inputs, assumptions and preliminary results. This initiative will ensure the optimal outcome for this development milestone for Exeter.

The study team advises that with the incorporation of the IPCC and EPCC studies, the release date for the definitive PFS is now scheduled for public release in mid-January 2012.

About Exeter

Exeter Resource Corporation, with a treasury of CDN $74 million and no debt, is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Refugio mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has initiated

pre-feasibility studies with the aim of demonstrating the commercial viability of this world class discovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO

For further information, please contact:
B. Roxburgh, President or
Rob Grey, VP Corporate Communications
Tel: 604.688.9592 Fax: 604.688.9532
Toll-free: 1.888.688.9592

Suite 1660, 999 West Hastings St.
Vancouver, BC Canada V6C 2W2
exeter@exeterresource.com

Safe Harbour Statement – This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company's belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing, water requirements and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company's agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company's common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company's Annual Information Form for the financial year ended December 31, 2010 dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S., unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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